UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ◻	No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ◻	No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻	No ⌧

On September 20, 2021, Itaú Corpbanca (the “Bank”) published on its website the English translation of the Bank’s consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the three and six-month periods ended June 30, 2021 and 2020. (the “Interim Financial Statements”), which are attached hereto as Exhibit 99.1.

This financial information has been prepared in accordance with Chilean accounting principles or Chilean Bank GAAP, issued by the he Chilean Commission for the Financial Market (or “CMF”). CMF regulations provide that for those matters not specifically regulated by this agency, the Bank’s financial statements prepared under Chilean Bank GAAP should follow the accounting principles established by IFRS. Should any discrepancies arise between IFRS principles and the accounting criteria issued by the CMF (Compendium of Accounting Standards), the latter shall prevail. As a consequence, the standards used to prepare the Bank’s consolidated financial statements furnished herewith differ from the standards used to prepare the Bank’s financial statements included in the Bank’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2021, the latter of which were prepared under IFRS as issued by the IASB.

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of Itaú Corpbanca’s consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the three and six-month periods ended June 30, 2021 and 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristian Toro Cañas
Name:	Cristian Toro Cañas
Title:	General Counsel

Date: October 4, 2021.